Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 21, 2008	March 23, 2007
Income from continuing operations before income taxes and minority interest	$196	$250
Income related to equity method investees	(27)	(2)

	169	248
Add/(deduct):
Fixed charges	77	64
Interest capitalized	(11)	(9)
Distributed income of equity method investees	6	4
Minority interest	1	—

Earnings available for fixed charges	$242	$307

Fixed charges:
Interest expensed and capitalized (1)	$53	$42
Estimate of interest within rent expense	24	22

Total fixed charges	$77	$64

Ratio of earnings to fixed charges	3.1	4.8

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

1